March 2, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Casey’s General Stores, Inc.
Form 10-K for the Fiscal Year ended April 30, 2014
Filed June 27, 2014
Amendment No. 1 to Form 10-K for Fiscal Year Ended
April 30, 2014
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the Fiscal Quarter ended October 31, 2014
File No. 001-34700

Dear Ms. Thompson

This letter will acknowledge receipt of your inquiry dated February 27, 2015.

Subsequent to receiving your letter, I have had a conversation with Jason Niethamer, Assistant Chief Accountant in your department regarding an extension to file our response. I would like to thank you for the extension to March 27, 2015. This will allow our Company the time to properly answer your questions.

If you have any further questions, please feel free to contact me.

Sincerely,

/s/ William J. Walljasper

William J. Walljasper
Senior Vice President &
Chief Financial Officer
Casey’s General Stores, Inc.